SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer))
THE MEDICINES COMPANY
BOXFORD SUBSIDIARY CORPORATION
(Names of Filing Persons (Offerors))
Common Stock, par value $0.0001
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Paul M. Antinori
General Counsel & Senior Vice President
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(973) 290-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
with copies to:
David E. Redlick
Hal J. Leibowitz
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$164,578,333	$6,468

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (a) the sum of (i) the closing cash payment of $2.00 per share plus (ii) the maximum amount payable with respect to the contingent payment rights per share ($4.55) by (b) the number of shares of common stock, par value $0.0001 per share (“Shares”), of Targanta Therapeutics Corporation (“Targanta”) outstanding on a fully diluted basis as of January 9, 2009 as represented by Targanta in the Agreement and Plan of Merger, dated as of January 12, 2009, among The Medicines Company (“MDCO”), Boxford Subsidiary Corporation (the “Offeror”) and Targanta, consisting of (x) 20,991,316 Shares issued and outstanding, (y) 3,390,538 Shares issuable upon exercise of outstanding options and (z) 744,609 Shares issuable upon exercise of outstanding warrants.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000393.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,468	Filing Party:	The Medicines Company and Boxford Subsidiary Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 27, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2009, as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2009 (“Amendment No. 1”), by The Medicines Company, a Delaware corporation (“MDCO”), and Boxford Subsidiary Corporation, a Delaware corporation and a wholly owned subsidiary of MDCO (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Targanta Therapeutics Corporation, a Delaware corporation (“Targanta”), for consideration of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer, the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments per Share that are offered pursuant to the Offer, the “Contingent Payment Rights”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Closing Consideration and any amounts paid with respect to Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. The Closing Consideration, together with the Contingent Payment Rights, constitute the “Offer Price”. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 12, 2009 (the “Merger Agreement”), among MDCO, Offeror and Targanta. Copies of the Offer to Purchase and the related Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     All references to the Schedule TO mean the Schedule TO, as amended by Amendment No. 1. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase, as amended and supplemented by the Supplement, and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “On February 11, 2009, Targanta sent to the holders of warrants to purchase shares of Targanta common stock a notice of the Merger as required under the warrant agreements between Targanta and such warrant holders. The full text of this notice is attached hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(I) Notice dated February 11, 2009 from Targanta to Holders of Targanta Warrants.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009

THE MEDICINES COMPANY
By:	/s/ Glenn P. Sblendorio
	Name:	Glenn P. Sblendorio
	Title:	Chief Financial Officer and Executive Vice President

BOXFORD SUBSIDIARY CORPORATION
By:	/s/ Glenn P. Sblendorio
	Name:	Glenn P. Sblendorio
	Title:	Treasurer

EXHIBIT INDEX

Exhibit
No.
*(a)(1)(A)	Offer to Purchase, dated January 27, 2009.

*(a)(1)(B)	Form of Letter of Transmittal.

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter from Georgeson Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

*(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(5)(A)	Press Release issued by MDCO, dated January 12, 2009, announcing the execution of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).

*(a)(5)(B)	Fact Sheet issued by MDCO dated January 12, 2009, regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).

*(a)(5)(C)	Transcript of the conference call on January 13, 2009 regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 14, 2009).

*(a)(5)(D)	Notice dated January 26, 2009 from Targanta to Holders of Stock Options under the Targanta 2005 Stock Option Plan (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 27, 2009).

*(a)(5)(E)	Form of Summary Advertisement published in the New York Times on January 27, 2009.

*(a)(5)(F)	Press Release issued by MDCO, dated January 27, 2009, announcing the commencement of the Offer.

*(a)(5)(G)	Complaint filed on January 21, 2009 in the Superior Court for Suffolk County, Massachusetts.

*(a)(5)(H)	Amended Complaint filed on February 2, 2009 in the Superior Court for Suffolk County, Massachusetts.

(a)(5)(I)	Notice dated February 11, 2009 from Targanta to Holders of Targanta Warrants.

*(d)(1)	Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

*(d)(2)	Confidentiality Agreement, dated as of October 6, 2008, between MDCO and Targanta.

*(d)(3)	Form of Contingent Payment Rights Agreement, to be entered into between The Medicines Company and American Stock Transfer & Trust Company (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

*(d)(4)	Form of Stockholders’ Agreement, dated as of January 12, 2009, entered into between MDCO and each of Caduceus Private Investments III LP, OrbiMed Associates III, LP, Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., J&L Sherblom Family LLC, Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P., VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

*	Previously filed.